SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                   Three year period ending December 31, 2006

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

          Statement Pursuant to Section 12(i) of Public Utility Holding
              Company Act of 1935 by a Person Regularly Employed or
            Retained by a Registered Holding Company or a Subsidiary
         Thereof and Whose Employment Contemplates Only Routine Expenses
                           as Specified in Rule 71(b)


     1.   Name and business address of person filing statement.

          See attached Exhibit A.

     2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

          Not applicable.

     3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

          Enron Corp. ("Enron") and its subsidiaries.

     4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

          See attached Exhibit A.

     5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

          See Exhibit B, submitted under a request for confidential treatment.

          (b)  Basis for compensation if other than salary.

          Retention bonuses may be paid in certain instances in addition to salary.

     6. Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

          (a)  Total amount of routine expenses charged to client:

               Not applicable.

          (b)  Itemized list of all other expenses:

               None.

                                   SIGNATURES

     Each person signing below signs this form only with respect to the information related to such person.

Enron Corp. employees


By:    /s/ Mitchell S. Taylor
      -------------------------------------------------    Date:  April 12, 2004
      Mitchell S. Taylor
      Managing Director


By:    /s/ David M. Koogler
      -------------------------------------------------    Date:  April 12, 2004
      David M. Koogler
      Vice President and Assistant General Counsel


By:    /s/ W. Lance Schuler
      -------------------------------------------------    Date:  April 12, 2004
      W. Lance Schuler
      Managing Director and General Counsel,
          Corporate Development


By:    /s/ George McCormick
      -------------------------------------------------    Date:  April 12, 2004
      George McCormick
      Managing Director


By:    /s/ Joel Nathan Ephross
      -------------------------------------------------    Date:  April 12, 2004
Date:  April 12, 2004
      Joel Nathan Ephross
      Assistant General Counsel

By:    /s/ Robert H. Walls, Jr.
      -------------------------------------------------    Date:  April 12, 2004
      Robert H. Walls, Jr.
      Executive Vice President and General Counsel


By:    /s/ Bonnie White
      -------------------------------------------------    Date:  April 12, 2004
      Bonnie White
      Managing Director and General Counsel,
          Litigation


By:    /s/ Dave Grant
      -------------------------------------------------    Date:  April 12, 2004
      Dave Grant
      Assistant General Counsel


By:    /s/ Johnna Kokenge
      -------------------------------------------------    Date:  April 12, 2004
      Johnna Kokenge


Enron Energy Services, Inc. employees


By:    /s/ Vicki Sharp
      -------------------------------------------------    Date:  April 12, 2004
      Vicki Sharp
      Director, Managing Director, General
          Counsel & Secretary


Enron North America Corp. employees


By:    /s/ Charles C. Ward
      -------------------------------------------------    Date:  April 12, 2004
      Charles C. Ward
      Vice President


Enron Wind LLC employees


By:    /s/ Eric D. Gadd
      -------------------------------------------------    Date:  April 12, 2004
      Eric D. Gadd
      President and Chief Executive Officer

By:    /s/ John Lamb
      -------------------------------------------------    Date:  April 12, 2004
      John Lamb
      Vice President, General Counsel and Secretary


By:    /s/ Mary Cilia
      -------------------------------------------------    Date:  April 12, 2004
      Mary Cilia
      Chief Financial Officer and Treasurer


Northern Plains Natural Gas Company employees


By:    /s/ William R. Cordes
      -------------------------------------------------    Date:  April 12, 2004
      William R. Cordes
      President and Director


By:    /s/ Jerry L. Peters
      -------------------------------------------------    Date:  April 12, 2004
      Jerry L. Peters
      Vice President, Finance, Treasurer and Director


By:    /s/ Janet K. Place
      -------------------------------------------------    Date:  April 12, 2004
      Janet K. Place
      Vice President, General Counsel and
          Assistant Secretary


By:    /s/ Raymond D. Neppl
      -------------------------------------------------    Date:  April 12, 2004
      Raymond D. Neppl
      Vice President, Regulatory Affairs and
          Market Services


By:    /s/ Eva N. Neufeld
      -------------------------------------------------    Date:  April 12, 2004
      Eva N. Neufeld
      Assistant General Counsel


CrossCountry Energy Services, LLC employees


By:    /s/ Drew Fossum
      -------------------------------------------------    Date:  April 12, 2004
      Drew Fossum
      Senior Vice President and General Counsel

By:    /s/ William Rapp
      -------------------------------------------------    Date:  April 12, 2004
      William Rapp
      Assistant General Counsel


By:    /s/ Shelley Corman
      -------------------------------------------------    Date:  April 12, 2004
      Shelley Corman
      Senior Vice President and Chief
          Commercial Officer


By:    /s/ Stephen Veatch
      -------------------------------------------------    Date:  April 12, 2004
      Stephen Veatch
      Senior Director, Certificates and Reports


By:    /s/ Robert Kilmer III
      -------------------------------------------------    Date:  April 13, 2004
      Robert Kilmer, III
      Vice President, Rates and Certificates


By:    /s/ Kelly Allen
      -------------------------------------------------    Date:  April 12, 2004
      Kelly Allen
      Senior Analyst, Rates and Regulations


By:    /s/ Blair Lichtenwalter
      -------------------------------------------------    Date:  April 12, 2004
      Blair Lichtenwalter
      Manager, Rates and Tariffs


Florida Gas Transmission Company employees


By:    /s/ Dorothy McCoppin
      -------------------------------------------------    Date:  April 12, 2004
      Dorothy McCoppin
      Vice President and General Counsel


By:    /s/ M. Frazier King, Jr.
      -------------------------------------------------    Date:  April 12, 2004
      M. Frazier King, Jr.
      Senior Counsel II

                                Exhibit Index



A.    Information Responsive to Items 1 and 4 (filed herewith).

B. Compensation to be Received (submitted under a request for confidential treatment).